FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2009

SADIA S.A.

By:/s/José Luís Magalhães Salazar
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Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

SADIA S.A.

CALL NOTICE

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

Publicly-Held Company

CNPJ/MF No. 20.730.099/0001-94

The shareholders of the Company are hereby invited to attend the Extraordinary General Shareholders’ Meeting to be held on July 8th, 2009, at 8:00 a.m., at the Company’s headquarters, located in the City of Concórdia, state of Santa Catarina, Brazil, at Rua Senador Attílio Fontana, 86, Centro, to decide on the following agenda: (i) sale of the equity interest held in Concórdia Holding Financeira S.A.; (ii) modification of the structure of Company’s Board of Directors, through the amendment of the head of Article 15, and of Articles 18, III and 32 of the Company’s Bylaws, and the inclusion of a new article 43, as a transitory provision. The documents relating to the agenda will be available to the shareholders at the Company’s headquarters.

Proxies granting special powers for purposes of shareholders representation at the Extraordinary Shareholders Meeting shall be deposited at the Company’s headquarters, at the Investor Relations Department, at Rua Fortunato Ferraz, 529/659, 2nd floor, Vila Anastácio – São Paulo – SP, prior to July 6 th, 2009, at 5:00 p.m.

São Paulo, June 22, 2009

Luiz Fernando Furlan

Chairman of the Board of Directors